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SEC FILE NUMBER
8-51249

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GRANT WILLIAMS, L.P.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1650 MARKET STREET, 53RD FLOOR
(No. and Street)

PHILADELPHIA	PA	19103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEVEN T. GRANT	800-476-6226	sgrant@grantwilliams.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ROMEO & CHIAVERELLI, CPA'S LLC
(Name – if individual, state last, first, and middle name)

1 BALA AVENUE SUITE 234	BALA CYNWYD	PA	19104
(Address)	(City)	(State)	(Zip Code)

9/1/09	3721
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN T. GRANT, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GRANT WILLIAMS, L.P., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
GABRIELLE AZZARI - Notary Public
Philadelphia County
My Commission Expires Nov 15, 2022
Commission Number 1341552

Signature:

Title: PRESIDENT

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GRANT WILLIAMS, L.P.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2021

ROMEO & CHIAVERELLI LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of:
Grant Williams, LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Grant Williams, LP(the "Company"), as of December 31, 2021, and the related statements of operations, changes in partners' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Grant Williams, LP as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II,has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary

information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

Ohrn & Ahlberg, CPA's LLC

March 16, 2022
Bala Cynwyd, PA 19004

GRANT WILLIAMS, L.P.
DECEMBER 31, 2021
CONTENTS

GRANT WILLIAMS, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$ 68,888
Other Receivable	1,319
Other Assets	18,431
TOTAL ASSETS	$ 88,638

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts Payable and Accrued Expenses	$ 8,929
TOTAL LIABILITIES	8,929
Partners' Capital	79,709
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 88,638

The accompanying notes are an integral part of these financial statements

GRANT WILLIAMS, L.P.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues:	
Investment Banking	$ 3,134,969
Commissions	11,720
Mutual Fund Fees	7,148
Total revenue	3,153,837
Expenses:	
Compensation, benefits and payments to partners	$ 3,126,302
Other Operating Expenses	84,828
Total expenses	3,211,130
Net (Loss)	$ (57,293)

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:	
Net (Loss)	$ (57,293)
Adjustments to reconcile net loss to net cash used by operating activities:	
Increase in operating assets:	
Other receivable	1,154
Prepaid Expense	5,529
Increase in liabilities:	
Accounts payable, accrued expenses	837
Total adjustments	7,520
Net cash used by operating activities	(64,813)
Cash flows from investing activities:	
Net cash used for investing activities	(0)
Cash flows from financing activities:	
Capital Contributions	50,000
Net cash provided for financing activities	50,000
Net (decrease) in cash	(14,813)
Cash at beginning of year	83,701
Cash at end of year	$ 68,888

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2021

	Partners' Capital
Balance – Beginning of Year	$ 87,002
Capital Contributions	50,000
Capital Withdrawals	(0)
Net (Loss)	(57,293)
Balance – End of Year	$ 79,709

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2021

Subordinated Borrowings at January 1, 2021	$	0
Proceeds from subordinated notes		0
Conversions to equity		0
Payments of subordinated notes		0
Subordinated Borrowings at December 31, 2021	$	0

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Nature of Business:

Grant Williams, L.P., (the "Company"), a Pennsylvania Limited Partnership, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides securities services including executing principal transactions, agency transactions and offering advisory services.

(b) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(c) Use of Estimates:

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(d) Revenue:

Mutual Fund Fees received (12b-1 fees) are recognized as income by the Company as received from the Fund Company. The company generates most of its revenue by investment banking and management advisory fees. On an engagement basis.

(e) Furniture and Equipment:

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of related assets, ranging between 3 and 10 years.

(f) Revenue Recognition

Although total revenues may not be materially impacted, management notes changes to the disclosures based or the additional requirements prescribed by ASC 606. These disclosures include information regarding the judgements used in evaluation when and how revenue is recognized and disclosures related to contract assets and liabilities.

NOTE 2 – CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS

The Company keeps its cash with high credit quality financial institutions. The account balances may exceed the FDIC insurance limit.

Monitoring procedures are utilized to minimize the risk of loss from accounts receivable. The company generally does not require collateral or other security from its investment banking customers. During the fiscal year ended December 31, 2021 the company recognized approximately 97% of its revenue from two customers.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the Company's debt to debt-equity ratio shall not exceed 70%. At December 31, 2021, the Company had total net capital of $59,959 which was $54,959 more than its minimum net capital requirement of $5,000. In addition, the Company's ratio of aggregate indebtedness to net capital was 14.89 to 1 at December 31, 2021. Management anticipates that the partners will provide sufficient capital to ensure compliance with the SEC Net Capital Rule.

NOTE 4 – INCOME TAXES

The Company is taxed for federal and state purposes as a partnership. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected on the Partners' income tax returns.

Federal, state and local income tax returns for years prior to 2018 are no longer subject to examination by tax authorities.

NOTE 5 – SUBSEQUENT EVENT

In preparing these financial statements, the company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected and or disclosed on the financial statements. Such evaluation is performed through March 16, 2022. Based on the definition and requirements of the Subsequent Event Topics of FSAB accounting standards codification, management of Grant Williams, LP is not aware of any subsequent events that would require disclosure in the financial statements.

NOTE 6 - RECENT ACCOUNTING PRONOUNCEMENTS

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The updated standard will be effective for annual reporting periods beginning after December 15, 2018. The Company has selected a transition method to recognize a cumulative effective change to opening members equity in the year of adoption of the standard. As a result of this method, the Company will have no change to remembers equity as of January 1, 2018. In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial position a liability to make lease payments and a right-to- use asset representing its right to use the underlying asset for the lease term. The updated standard will be effective for annual reporting periods beginning after December 15, 2018. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its financial statements. The company did not have a lease commitment during 2021 and does not have one for 2022.

SUPPLEMENTARY INFORMATION

SCHEDULE I

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

NET CAPITAL	
Total partners' capital qualified for net capital	$ 79,709
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Total capital and allowable subordinated liabilities	$ 79,709
Deductions and/or charges:	
Other assets	19,750
	19,750
Net capital before haircuts on securities positions	59,959
Haircuts on securities positions:	0
Net Capital	$ 59,959

SCHEDULE II

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

AGGREGATE INDEBTEDNESS	
Items included in Statement of Financial Condition	
Accounts payable and accrued expenses	$ 8,929
Total aggregate indebtedness	$ 8,929
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital requirement	$ 5,000
Excess net capital at 1500%	$ 33,900
Excess net capital at 1200%	$ 32,900
Ratios: aggregate indebtedness to net capital	14.89 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2021.

SCHEDULE II

GRANT WILLIAMS, L.P.
RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

Grant Williams, L.P. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

OTHER MATTERS

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Partners of:
Grant Williams, LP

We have reviewed management's statements, included in the accompanying Exemption Report, on which identified the following provisions of 17 C.F.R. ~15c3-3(k) under which Grant Williams LP claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and Grant Williams LP stated that Grant Williams LP met the identified exemption provisions throughout the most recent fiscal year without exception. Grant Williams LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grant Williams LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC CPA's

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 16, 2022

GW

GRANT WILLIAMS, LP
INVESTMENT SECURITIES, REGISTERED INVESTMENT ADVISORS

March 16, 2022

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. Grant Williams LP claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year January 1, 2021 to December 31, 2021

2. Grant Williams LP met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year January 1, 2021 to December 31, 2021 without exception.

Sign: Date: 3/16/22

Steven T. Grant

President

One Liberty Place 1650 Market Street 53rd Floor Philadelphia PA 19103 Phone 215.564.2802 Fax 215.564.2805

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report
On Schedule Of Assessment And Payments (Form SIPC-7)

To The Partners of:
Grant Williams, LP

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Grant Williams, LP and the SIPC, solely to assist you and SIPC in evaluating Grant Williams, LP's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Grant Williams, LP's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in conformance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited FormX-17A-5 for the year ended December 31, 2021, with the Total Revenue amount reported in Form SPIC-7 for the year ended December 31, 2021, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting oversight Board(United States).We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on Grant Williams, LP's compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agree-upon procedures engagement.

This report is intended solely for the information and use of Grant Williams, LP and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli CPA's LLC

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 16, 2022

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended ________________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

GRANT WILLIAMS
1650 MARKET ST. FL. 53
PHILADELPHIA, PA 19103-7309

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 4,703
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/26/21 Date Paid	(100)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	4,602
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 4,602

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
Total (must be same as F above) $________________

H. Overpayment carried forward $(________________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GRANT WILLIAMS
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CONTROLLER
(Title)

Dated the 28 day of FEBRUARY, 2022.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,153,837

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 18,868

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 18,868

2d. SIPC Net Operating Revenues $ 3,134,969

2e. General Assessment @ .0015 $ 4,702

(to page 1, line 2.A.)